05058546

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 28 2005
WASH, D.C. 198

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2004

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from ____________ to ____________

Commission file number: 000-50876

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Naugatuck Valley Savings and Loan 401(k) Profit Sharing Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Naugatuck Valley Financial Corporation
333 Church Street
Naugatuck, Connecticut 06770

MANUALLY SIGNED

PROCESSED
JUL 01 2005
THOMSON FINANCIAL

00257897.DOC

REQUIRED INFORMATION

Item 1-3. The Naugatuck Valley Savings and Loan 401(k) Profit Sharing Plan and Trust (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and files financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan is filing such financial statements and schedules in lieu of the financial statements required by these Items, as permitted by Item 4. Pursuant to Section 103(c) of ERISA, and the regulations thereunder, the Plan is not required to file audited financial statements, because the Plan has fewer than 100 participants.

Item 4. The Plan, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. A copy of the Plan's summary annual report and Schedule I to the Form 5500 Annual Report is filed herewith.

FORM 5500 SCHEDULE I AND SUMMARY ANNUAL REPORT

REQUIRED INFORMATION

Items 1-3. The Cooperative Bank 401(k) Supplemental Retirement Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. As permitted by Item 4, the Plan is filing financial statements and schedules in accordance with the financial reporting requirements of ERISA in lieu of the financial statements required by Items 1-3.

Item 4. The Plan, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Exhibit:

23.1 Consent of Dixon Hughes PLLC

FINANCIAL STATEMENTS

COOPERATIVE BANK 401(k)
SUPPLEMENTAL RETIREMENT PLAN

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

As of December 31, 2004 and 2003
and for each of the Years in the Three-Year
Period Ended December 31, 2004

TABLE OF CONTENTS

DIXON HUGHES PLLC

Certified Public Accountants and Advisors

INDEPENDENT AUDITORS' REPORT

The Retirement Committee
Cooperative Bank 401(k)
Supplemental Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Cooperative Bank 401(k) Supplemental Retirement Plan as of December 31, 2004 and 2003 and related statement of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Cooperative Bank 401(k) Supplemental Retirement Plan as of December 31, 2004 and 2003, and the changes in its net assets available for benefits for each of the years in the three-year period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dixon Hughes PLLC

May 26, 2005
Sanford, North Carolina

COOPERATIVE BANK 401(k) SUPPLEMENTAL RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2004 and 2003

ASSETS	2004	2003
Investments, at fair value:		
Mutual funds	$ 975,870	$ 772,167
Employer stock	5,574,874	5,312,922
Total investments	6,550,744	6,085,089
Receivables:		
Employer contributions	11,983	8,920
Employee contributions	30,985	22,352
Total receivables	42,968	31,272
Cash	1,051	1,021
TOTAL ASSETS	6,594,763	6,117,382
LIABILITIES	-	-
NET ASSETS AVAILABLE FOR BENEFITS	$ 6,594,763	$ 6,117,382

COOPERATIVE BANK 401(k) SUPPLEMENTAL RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2004, 2003, and 2002

	2004	2003	2002
ADDITIONS TO NET ASSETS ATTRIBUTED TO:			
Investment income:			
Interest and dividends	$ 62,837	$ 50,780	$ 43,756
Net appreciation in fair value of investments	385,516	2,118,683	870,068
Total investment income	448,353	2,169,469	913,824
Contributions:			
Employer contributions	122,898	105,027	90,013
Employee contributions	305,932	255,602	211,948
Total contributions	428,830	360,629	301,961
TOTAL ADDITIONS	877,183	2,530,092	1,215,785
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:			
Benefits paid directly to participants	392,588	175,200	173,719
Administrative expenses	7,214	7,925	4,634
TOTAL DEDUCTIONS	399,802	183,125	178,353
NET INCREASE	477,381	2,346,967	1,037,432
NET ASSETS AVAILABLE FOR BENEFITS			
Beginning of year	6,117,382	3,770,415	2,732,983
END OF YEAR	$ 6,594,763	$ 6,117,382	$ 3,770,415

See accompanying notes.

NOTE A - DESCRIPTION OF THE PLAN

The following description of Cooperative Bank 401(k) Supplemental Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all eligible employees of Cooperative Bank and its subsidiaries (the "Company") who have one year of service and are age twenty-one or older. The Company is a wholly owned subsidiary of Cooperative Bankshares, Inc. Effective December 31, 2003, the Plan sponsor changed its name to Cooperative Bank. The original Plan was established on April 1, 1992. It was amended and restated as of October 1, 1999, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to 15% of pretax annual compensation, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans (rollovers). Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may change their deferral percentage quarterly, on January 1, April 1, July 1 or October 1.

The Company matches 50 percent of the first 6 percent of base compensation that a participant contributes to the Plan. Additionally, the Company may make an additional discretionary matching contribution. Employer contributions are allocated to the Cooperative Bankshares Common Stock Fund. Contributions are subject to certain limitations.

Participant Accounts

Each participant account is credited with the participant's contributions and allocations of (a) the Company's contribution and forfeitures and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in participant contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. Until December 31, 2002, a participant's share of employer contributions became 100 percent vested after five years of credited service. Effective January 1, 2003, a participant's share of employer contributions vests in 20% increments for years two through four, with the remaining 40% vesting after five years.

Forfeitures

Forfeitures are allocated to eligible participants in accordance with the Plan agreement. At December 31, 2004 and 2003, forfeited nonvested accounts totaled $13,607 and $70,947, respectively.

NOTE A - DESCRIPTION OF THE PLAN (Continued)

Payment of Benefits

On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a period certain not to extend beyond the life expectancy of the participant or his designated beneficiary.

Administrative Expenses

The Company pays certain administrative expenses of the Plan.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

The Plan utilized various investment instruments including mutual funds and common stock. Investment securities, in general, are exposed to various risks, such as interest rates, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefit.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value, as determined by quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Fair Value of Financial Instruments

The Plan's financial instruments consist of investments and short-term receivables. Investments are accounted for at fair market value, and the carrying amount of the receivables approximates fair value due to their short-term nature.

NOTE C - INCOME TAX STATUS

The Plan obtained its latest determination letter on November 5, 2001, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's trustee believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE D - INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets available for benefits at December 31:

	2004	2003
Discretionary Trust with First Trust Corporation:		
Common stock:		
Cooperative Bankshares Common Stock Fund	$ 5,574,874	$ 5,312,922

For each of the years in the three-year period ended December 31, 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value, as follows:

	2004	2003	2002
Mutual Funds	$ 57,970	$ 130,332	$ (120,873)
Common Stock	327,546	1,988,351	990,941
	$ 385,516	$ 2,118,683	$ 870,068

NOTE E - NONPARTICIPANT-DIRECTED INVESTMENT

All employer contributions are considered nonparticipant-directed and are invested in the Cooperative Bankshares Common Stock Fund, which invests solely in the common stock of Cooperative Bankshares, Inc. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investment is as follows:

	2004	2003
Net Assets:		
Common stock:		
Cooperative Bankshares, Inc.	$ 1,987,630	$ 1,837,335
Employer contribution receivable	11,983	8,920

	2004	2003	2002
Changes in Net Assets:			
Employer contributions	$ 122,898	$ 105,027	$ 90,013
Dividends	19,103	14,090	13,263
Net appreciation	117,451	676,295	314,495
Benefits paid to participants	102,373	57,360	43,955

NOTE F - RELATED PARTY TRANSACTIONS

As of December 31, 2004 and 2003 the Plan's investments included $5,574,874 and $5,312,922, respectively, in common stock of Cooperative Bankshares, Inc., which represented approximately 7% of total outstanding stock of Cooperative Bankshares, Inc. These investments represent approximately 85.1% and 87.3% of total Plan investments at December 31, 2004 and 2003, respectively. For the years ended December 31, 2004, 2003, and 2002 the Plan purchased 14,970, 10,566, and 21,228 shares of Cooperative Bankshares, Inc. common stock at a cost of $388,398, $218,121, and $289,963, respectively. In addition, during 2004, 2003, and 2002, the Plan sold 15,512, 1,742, and 19,711, respectively, shares of Cooperative Bankshares, Inc. common stock for proceeds of $394,566, $43,837, and $220,773, respectively.

NOTE G - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants are 100 percent vested in their accounts.

SUPPLEMENTAL SCHEDULE

COOPERATIVE BANK 401(k) SUPPLEMENTAL RETIREMENT PLAN
SCHEDULE H, LINE 4 - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 56-0188330, PLAN NUMBER 002
December 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost***	(e) Current Value
	American Funds	Washington Mutual Investments; 6,403 shares	$ -	$ 197,074
	American Funds	American Growth Fund; 6,216 shares	-	170,186
	American Funds	Bond Fund of America; 1,673 shares	-	22,842
	Federated	Federated Capital Preservation Fund; 9,912 shares	-	99,115
	Invesco	S & P 500 Index; 19,097 shares	-	243,485
	Oppenheimer	Quest Balanced Value Fund; 13,025 shares	-	234,966
*	Cooperative Bankshares, Inc.	Employer Stock; 204,808 shares	5,248,543 **	5,574,874
	Oppenheimer	Global Fund Class N; 24 shares	-	1,436
	Calamos	Growth Fund Class A; 128 shares	-	6,766
			$5,248,543	$ 6,550,744

** Denotes party-in-interest.*

*** Represents total cost of employer stock, which is comprised of participant-directed and nonparticipant-directed investments.*

**** Cost omitted for participant-directed investments.*

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 24, 2005

COOPERATIVE BANK
401(k) SUPPLEMENTAL RETIREMENT PLAN

Frederick Willetts, III

Plan Administrator

EXHIBIT 23.1
CONSENT OF DIXON HUGHES PLLC

DIXON HUGHES PLLC
Certified Public Accountants and Advisors

CONSENT OF INDEPENDENT AUDITORS

To Plan Administrator
Cooperative Bank 401(k) Supplemental Retirement Plan

We consent to incorporation by reference in the registration statements (Nos. 333-101442 and 333-22335) on Form S-8 of Cooperative Bankshares, Inc. of our report dated May 26, 2005 relating to the statements of net assets of Cooperative Bank 401(k) Supplemental Retirement Plan as of December 31, 2004 and 2003 and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2004, which report appears in the December 31, 2004 annual report on Form 11-K of Cooperative Bank 401(k) Supplemental Retirement Plan.

Dixon Hughes PLLC

Sanford, North Carolina
June 28, 2005